Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at December 30, 2013. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended December 31, 2013.

(Skr millions)
Senior debt:
Long-term	195,696.7
Short-term	73,519.1
Total senior debt (1), (2)	269,215.8

Subordinated debt:
Long-term	1,620.7
Short-term	—
Total subordinated debt (1)	1,620.7

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990.0
Reserves	102.5
Retained earnings	10,895.0

Total	14,987.5

Total capitalization	282,582.6

(1)                                 At December 30, 2013, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 30, 2013.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since December 30, 2013.